                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. . . . .)*

                              NuOasis Gaming, Inc.
                              --------------------
                                (Name of Issuer)

                      Series B Convertible Preferred Stock
                      ------------------------------------
                         (Title of Class of Securities)

                                      None
                      ------------------------------------
                                 (CUSIP Number)

                             Marc David Freed, Esq.
                 Skjerven, Morrill, MacPherson, Franklin & Friel
                            25 Metro Drive, Suite 700
                           San Jose, California 95110
                                 (408) 453-9200

                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 13, 1996
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     1)   Name of Reporting Person     Joseph J. Monterosso
                                  ----------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  Not Applicable
             -------------------------------------------------------------------

          (b)  Not Applicable
             -------------------------------------------------------------------

     3)   SEC Use Only
                      ----------------------------------------------------------

     4)   Source of Funds (See Instructions)    IN;00
                                            ------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
               Not Applicable
          ----------------------------------------------------------------------

     6)   Citizenship or Place of Organization  United States of America
                                              ----------------------------------

     7)   Sole Voting Power      Option to acquire 250,000 shares
                           -----------------------------------------------------

     8)   Shared Voting Power     Not Applicable
                             ---------------------------------------------------

     9)   Sole Dispositive Power   Option to acquire 250,000 shares
                                ------------------------------------------------

     10)  Shared Dispositive Power  Not Applicable
                                  ----------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      ----------
            Option to acquire 250,000 shares
          ----------------------------------------------------------------------

     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)      Not Applicable
                       ---------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11)     100%
                                                            --------------------

     14)  Type of Reporting Person (See Instructions)   IN
                                                     ---------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         Series B Convertible Preferred Stock.
         NuOasis Gaming, Inc.
         2 Park Plaza, Suite 470
         Irvine, California 92714

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Joseph J. Monterosso

         (b)      550 15th Street
                  San Francisco, California 94103
                  (415) 575-0222
                  (415) 861-4177 (telecopier)

         (c)      President, National Pools Corporation,
                  550 15th Street
                  San Francisco, California 94103

                  National Pools Corporation is a start-up company in the entertainment and gaming industry engaged in developing proprietary technology to be used to provide services to individuals.

         (d)      Not Applicable

         (e)      Not Applicable

         (f)      United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Reporting Person will use private funds for exercise of option. If the option is exercised in full, the exercise price will be $3,250,000. The option may be assigned to one or more qualified private investors. The existence or identity of such investors and the precise arrangements of assignment are not now known.

ITEM 4.  PURPOSE OF TRANSACTION

         Reporting Person has acquired an option to purchase 250,000 shares of Series B Convertible Preferred Stock of Issuer for the purpose of acquiring influence or control of Issuer. Reporting Person has preliminary plans and proposals, none of which has been definitively agreed to by any other party, which could result in:

                  (a) The assignment, in whole or in part, of the option followed by its exercise, resulting in acquisition of some or all of the Series B Convertible

         Preferred Stock of Issuer by Reporting Person and/or one or more qualified private investors;

                  (b) Only the extraordinary corporate transactions otherwise disclosed herein are now planned or proposed by Reporting Person.

                  (c) The sale of stock of Issuer's subsidiary, Casino Management of America, Inc., a Utah corporation, to the current owner of Issuer's Series B Preferred Stock, Nona Morelli's II, Inc.

                  (d) Election of two or three persons, including Reporting Person, to Issuer's Board of Directors;

                  (e) An increase in the working capital available to Issuer and/or its subsidiaries;

                  (f) Issuer's entry into new lines of business, specifically that of National Pools Corporation, through Issuer's acquisition of National Pools corporation.

                  (g) Reporting Person currently has no plans or proposals to change Issuer's charters or bylaws to impede acquisition of control of the Issuer by any person; Reporting Person's option to purchase Issuer's Series B Preferred Stock will only become effective when Issuer amends its Articles of Incorporation to increase the authorized Common Stock of Issuer by at least 20,000,000 shares.

                  (h) Reporting Person has no plans to cause Issuer's securities to cease to be authorized to be quoted in an interdealer quotation system.

                  (i) Reporting Person has no plans to cause any class of Issuer's equity securities to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Reporting Person has acquired an option to acquire 250,000 shares of Issuer's Series B Convertible Preferred Stock, but does not now own any other securities of Issuer.

         (b) Upon exercise of the option, Reporting Person and/or his successors and assignees will have sole power to vote and to dispose of the shares of Issuer's Series B Preferred Stock obtained through such exercise, but will have no such rights until the exercise of the option.

         (c)      Not Applicable

         (d)      Not Applicable

         (e)      Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reporting Person and Nona Morelli's II, Inc., the beneficial owner of all shares of Issuer's Series B Preferred Stock, have entered into a written Option Agreement granting Reporting Person the right to acquire all 250,000 shares of Issuer's Series B Convertible Preferred Stock.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

         A copy of the Option Agreement described in Item 6 is attached hereto as Exhibit A.

         After reasonable Inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  June 21, 1996                         /s/ JOSEPH J. MONTEROSSO
                                             -----------------------------------
                                             JOSEPH J. MONTEROSSO
                                             Reporting Person

                           EXHIBIT A TO SCHEDULE 13-D

                     (JOSEPH J. MONTEROSSO REPORTING PERSON)

                                OPTION AGREEMENT


         THIS OPTION AGREEMENT is entered into this 13th day of June, 1996, by and between NONA MORELLI'S II, INC., a Colorado corporation ("NONA"), and JOE MONTEROSSO, ("MONTEROSSO").


                                    RECITALS

         This Agreement is made and entered into with respect to the following facts:

         A. MONTEROSSO desires to acquire from NONA an option to purchase the 250,000 Series B Preferred Shares of NuOasis Gaming, Inc., a Delaware corporation (the "Shares") NONA owns, subject to the terms and conditions set forth below, and

         B. NONA desires to grant MONTEROSSO an option to purchase the Shares subject to the terms and conditions set forth below.

         NOW, THEREFORE, for and in consideration of the mutual promises herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, NONA hereby grants to MONTEROSSO an option to acquire all of the Shares at a purchase price of $13.00 per share, with a minimum purchase of 110,000 Shares, on terms and conditions substantially similar to those set forth in the Stock Purchase Agreement labelled Exhibit 1 attached hereto, and subject to the terms and conditions set forth below.

         It shall be a condition precedent to the exercise of the option created by this Agreement that the shareholders of NuOasis Gaming, Inc., a Delaware corporation, at its next annual or special meeting of shareholders, which shall be scheduled as soon as reasonably possible after its Proxy Statement shall be approved for circulation by the Securities & Exchange Commission, shall approve the proposal to increase the authorized number of shares of Common Stock of NuOasis Gaming, Inc. by at least twenty million (20,000,000) shares.

         MONTEROSSO shall have ninety (90) calendar days after the annual meeting of the shareholders of NuOasis Gaming, Inc. described above to exercise this option and this Option shall expire at the end of such ninety (90) day period. Exercise shall be accomplished by written notice to NONA at the address set forth below specifying the number of the Shares being purchased, accompanied by a duly executed Stock Purchase

Agreement attached hereto as Exhibit 1. Closing of the sale shall be in accordance with the terms of such Stock Purchase Agreement.

         This Option may be exercised in whole or in part and from time to time, provided that no exercise of this Option shall be effective until this Option has been exercised with respect to at least 110,000 of the Shares. Any subsequent exercise of this Option shall be for a minimum of ten thousand of the Shares.

         This option may be assigned, in whole or in part, by MONTEROSSO to third parties who can enter into the Stock Purchase Agreement attached hereto as
Exhibit 1.

         IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.


NONA MORELLI'S II, INC.                     JOE MONTEROSSO

/s/_____________________                    /s/__________________________
Fred G. Luke, CEO.                          Joe Monterosso, an individual


Address:                                             Address:

2 Park Plaza                                         550 15th Street
Irvine, CA 92714                                     San Francisco, CA 94103